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                              September 8, 2022

       Yimeng Shi
       Chief Financial Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 27,
2022
                                                            File No. 001-39302

       Dear Mr. Shi:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to thiscomments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Note 19. Other Investments, page F-39

   1. You disclose a significant amount of current and long-term Other Investments that include investments in
debt and equity securities. Please revise to provide, and tell us your consideration of, the
information required by ASC 320-10-50, ASC 321-10-50 and ASC
                                                        820-10-50, as
applicable, including the classification information required by major security type and fair
value measurement methodology and levels used to value
                                                        these investments.
Revise your discussion of liquidity and capital resources on page
                                                        101 to expand and
clarify the disclosure of these products comprising your
                                                        Other investments.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yimeng Shi
uCloudlink Group Inc.
September 8, 2022
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameYimeng Shi                              Sincerely,
Comapany NameuCloudlink Group Inc.
                                                          Division of
Corporation Finance
September 8, 2022 Page 2                                  Office of Technology
FirstName LastName